Mitsubishi UFJ Financial Group, Inc. 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8330, Japan Tel. +81-3-3240-8111, Fax. +81-3-3240-7520 www.mufg.jp

August 16, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Attention: Mr. Michael Clampitt, Esq.

Senior Attorney

Mitsubishi UFJ Financial Group, Inc.

Dear Mr. Clampitt:

Mitsubishi UFJ Financial Group, Inc. (the “Registrant”) is submitting this letter in connection with the Staff’s review of and comments to the Registrant’s annual report on Form 20-F for the fiscal year ended March 31, 2009 and the Registrant’s responses to the Staff’s comments, dated May 21 and August 16, 2010, submitted on behalf of the Registrant by its legal counsel, Paul, Weiss, Rifkind, Wharton & Garrison LLP.

In connection with responding to the Staff’s comments, the Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission	2

Please contact Mr. Tong Yu of Paul, Weiss, Rifkind, Wharton & Garrison LLP at +81-3-3597-8101 (fax number +81-3-4496-6202) with any questions.

Sincerely,

/s/ Hiroshi Saito
Hiroshi Saito
Senior Managing Director and
Chief Financial Officer

cc:	Jonathan E. Gottlieb, Esq.
U.S. Securities and Exchange Commission

Tong Yu, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP